

Mail Stop 3720

February 3, 2016

Tony Carvalho
Chief Financial Officer
YuMe, Inc.
1204 Middlefield Road
Redwood City, CA 94063

      Re: YuMe, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed March 10, 2015
             File No. 001-36039

Dear Mr. Carvalho:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director